Exhibit 99.1

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Authorized Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 11, 2024 AT 2:00 P.M.

Date, Time, and Place: December 11, 2024, at 2:00 p.m., at the headquarters of JBS S.A. (“Company”), located at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, Vila Jaguara, CEP 05118-100, in the city and state of São Paulo.

Call notice: The call notice was emailed to the Board of Directors members, according to Article 18 of the Company’s Bylaws.

Attendance: The necessary quorum for the Company’s Board of Directors’ Meeting to be called to order was confirmed with the presence of all Board members, under Articles 15 and 18 of the Company’s Bylaws, namely: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

The meeting was also attended by Messrs. Gilberto Tomazoni, Global CEO, Wesley Mendonça Batista Filho, CEO of JBS USA, Eliseo Santiago Perez Fernandez, Administration and Control Officer, Daniel Pitta, Legal Officer, Marcelo Hermanny Correa, Corporate Controllership Officer, and Fabiano Delgado, Financial Manager, all of whom Company employees.

Presiding Board: Jeremiah O’Callaghan, Chair; and Milena Hitomi Yanagisawa, Secretary.

Agenda: (i) to present, discuss, and resolve on the Company’s 2025 budget;

Discussions and Resolutions:

(i) The meeting began with the joint presentation of Messrs. Gilberto Tomazoni and Wesley Mendonça Batista Filho to the Board of Directors members on the Company’s annual budget, capital budget, and business plan for 2025 and the multi-year period, informing the assumptions used and covering the investments and prerequisites of of its business units in the United States (including Pilgrim’s Pride Corporation United States, Mexico, and United Kingdom (“PPC”), Australia, and Brazil. The presentation materials were made available to the Board of Directors members before the meeting and are filed at the Company’s headquarters (“Budget”).

Gilberto Tomazoni explained how the Budget was formulated and that it began in August 2024, taking into consideration supply and demand projections based on market information, approved by the Executive Board of the business and/or the regional divisions, by the Presidency of the business divisions, and the operations for Brazil, the United States, PPC, and Australia.

Gilberto Tomazoni also presented the Company’s long-term strategy, which includes scaling up categories and geographies, and increasing and diversifying the portfolio of value-added brands and products. He highlighted the operational strategy with sustainability proposals relevant to the company, with the purpose of growing sustainably and building a sustainability culture to guide all decisions.

After the presentations, the Board members discussed the information presented and asked questions to the executive officers about the Budget, all of which were duly clarified. After analysis and discussions on the Budget, the Board members unanimously approved, with no reservations, the Budget.

Minutes in Summary Form: The Board of Directors authorized the drawing up of these minutes in summary form and their publication by omitting the signatures, pursuant to paragraphs 1 and 2 of Article 130 of Brazilian Corporation Law.

Closure: There being no further business to address, the Chair offered the floor to anyone who intended to speak and, as no one did, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved, and signed by all attendees.

Attending Board Members: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

This is a free English translation of the Minutes of the Board of Directors’ Meeting drawn up in the Company’s records.

São Paulo/SP - December 11, 2024.

Milena Hitomi Yanagisawa

Secretary

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